

DIVISION OF CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



03010521

DC

NO ACT
PE 1-9-03
1-922

February 14, 2003

PROCESSED
FEB 25 2003
THOMSON FINANCIAL

Act 1934
Section
Rule 14A-8
Public Availability 2/14/2003

William J. Mostyn, III
Deputy General Counsel and Secretary
The Gillette Company
Prudential Tower Building
Boston, MA 02199-8004

Re: The Gillette Company
Incoming letter dated January 9, 2003

Dear Mr. Mostyn:

This is in response to your letter dated January 9, 2003 concerning the shareholder proposal submitted to Gillette by Marjorie L. Francis. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Marjorie L. Francis
P.O. Box 381857
Cambridge, MA 02238



World-Class Brands, Products, People

William J. Mostyn III, Esq.
Secretary of the Corporation

Prudential Tower Building
Boston, MA 02199-8004
Tel 617.421.7882
Fax 617.421.7350

January 9, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of Marjorie L. Francis

Ladies and Gentlemen:

The Gillette Company has received a shareholder proposal (the "Proposal") from Marjorie L. Francis (the "Proponent") for inclusion in Gillette's proxy materials for its year 2003 annual shareholders meeting. The Proposal would require Gillette to hold its annual meetings permanently and irrevocably in Boston, Massachusetts. A copy of the Proposal is included with this letter as Exhibit A.

Gillette intends to exclude the Proposal from its proxy statement and form of proxy for its 2003 annual shareholders meeting under Rules 14a-8(i)(7), 14a-8(i)(1) and 14a-8(i)(2) under the Securities Exchange Act of 1934 for the reasons set forth below. We respectfully request that the Division of Corporation Finance advise Gillette that the Division will not recommend any enforcement action to the Securities and Exchange Commission if Gillette omits the Proposal from its proxy materials.

I. Text of Proposal

The Proposal reads as follows:

"SHAREHOLDER PROPOSAL

I SUBMIT THIS PROPOSAL, PRAYING THAT IT WILL BE PLACED ON THE "DOCKET" FOR GILLETTE'S 2003 ANNUAL MEETING.

WHEREAS GILLETTE'S 2002 ANNUAL MEETING WAS HELD OUTSIDE ITS BIRTHPLACE – THE FIRST TIME THAT I CAN RECALL; AND

WHEREAS WE, THE OWNERS OF RECORD, WERE NOT DULY INFORMED OF THIS DEPARTURE FROM "THE NORM" PRIOR TO

READING MANAGEMENT'S DECISION TO DO SO, IN THE 2002 ANNUAL REPORT, THEREBY CAUSING MUCH UNDUE STRESS AND ANGUISH, WITH LITTLE TIME FOR THE MAJORITY OF THE SHAREHOLDERS TO ARRANGE THEIR AFFAIRS, ETC., ACCORDINGLY;

BE IT THEREFORE RESOLVED THAT, HENCEFORTH, THE ANNUAL MEETINGS OF THE GILLETTE CO. BE HELD PERMANENTLY AND IRREVOCABLY IN THE CITY OF BOSTON.

GILLETTE WAS FOUNDED IN BOSTON; HER CORPORATE HEADQUARTERS ARE IN BOSTON; THE JFK LIBRARY IS A MOST APPROPRIATE LOCATION FOR SUCH ANNUAL MEETINGS.

HERE IN BOSTON IS WHERE IT ALL STARTED; HERE IS WHERE IT BELONGS, AND HERE IS WHERE IT KEEPS GETTING GOOD!

FROM THE VANTAGE POINT OF THE "HUB", GILLETTE HAS THE WHOLE WORLD AS ITS "HINTERLAND".

"IF IT AIN'T BROKE, DON'T FIX IT!"

RES IPSA LOQUITOR!

MARJORIE L. FRANCIS

A LONG-TIME SUPPORTER AND SHAREHOLDER"

II. The Proposal Would Interfere with Management Functions – Rule 14a-8(i)(7)

Rule 14a-8(i)(7) provides that a shareholder proposal may be excluded from a company's proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." Gillette believes that the location of its annual meeting clearly relates to its ordinary business operations.

The Division has repeatedly concluded that proposals that attempt to determine the site of a company's annual meeting deal with matters relating to the conduct of a company's ordinary business operations, and thus, may be excluded from the company's proxy materials. See, e.g., Verizon Communications Inc., SEC No-Action Letter, 2002 SEC No-Act. LEXIS 250 (February 25, 2002) (company could exclude proposal that recommended that board limit sites of future annual meetings to regions where its ratepayers live); Edison International and Southern California Edison Company, SEC No-Action Letter, 2001 SEC No-Act. LEXIS 176 (January 30, 2001) (company could exclude proposal that mandated that shareholders' meetings be held within the company's service territory); PG&E Corporation, SEC No-Action Letter, 2001 SEC

No-Act. LEXIS 61 (January 12, 2001) (company could exclude proposal that recommended that annual meeting be held in company headquarters at least two out of every three years); and National Fuel Gas Company, SEC No-Action Letter, 2000 SEC No-Act LEXIS 993 (December 8, 2000) (company could exclude proposal that recommended that next annual meeting and at least every third one thereafter be held in areas where company's gas utility subsidiary does business); The Walt Disney Company, SEC No-Action Letter, 1999 SEC No-Act. LEXIS 839 (October 18, 1999) (company could exclude proposal that recommended alternating annual meeting site between several sites); and Lucent Technologies, Inc., SEC No-Action Letter, 1998 SEC No-Act. LEXIS 947 (October 28, 1998) (company could exclude proposal that recommended that board establish a policy that annual meetings be held in sites accessible to significant concentrations of shareholders).

Determining the location of the annual meeting requires an evaluation of many factors including the feasability of attendance by management and directors; the management, staff and financial resources necessary to support the meeting at a location; the availability and cost of adequate facilities; and the accessibility of the location to shareholders. Making the determination of the location of the annual meeting by weighing these factors is an ordinary business decision. Requiring shareholder meetings to be permanently held in Boston unduly interferes with the Board's discretion over this ordinary business decision. Accordingly, Gillette believes that it may properly exclude the Proposal from its proxy materials under Rule 14a-8(i)(7).

III. The Proposal is Improper Under State Law – Rule 14a-8(i)(1)

Rule 14a-8(i)(1) provides that a shareholder proposal may be excluded from a company's proxy materials "if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Richards, Layton & Finger, special Delaware counsel to Gillette, has opined that the Proposal is not a proper subject for action by Gillette's shareholders under Delaware law. Their opinion is included as Exhibit B.

The Proposal is formulated as a mandatory proposal. As discussed in the attached opinion, the location of the annual meeting is a matter of board discretion under Delaware law, and a proposal mandating that the meeting be held in Boston is not a proper subject for shareholder action under Delaware law. The staff and Commission have long concurred with the position that under Delaware law most proposals must be expressed in a precatory manner. In Staff Legal Bulletin No. 14 (July 13, 2001), the Division of Corporation Finance stated that it "has found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under Rule 14a-8(i)(1)." This position is reflected in the Note to 14a-8(i)(1), which states in part, "depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." See also NetCurrents, Inc., SEC No-Action Letter, 2001 SEC No-Act LEXIS 575 (May 18, 2001); Ford Motor Company, SEC No-Action Letter, 2001 SEC No-Act. LEXIS 402 (March 19, 2001). The Division applied this rule to a shareholder proposal similar to the Proposal received by Gillette. Toys-R-Us, Inc., SEC No-Action Letter,

1994 SEC No-Act. LEXIS 322 (March 11, 1994) (proposal mandating that location of annual meeting be held in varying cities could be excluded under Rule 14a-8(c)(1) (the predecessor to Rule 14a-8(i)(1)) unless it was revised in the form of a request or recommendation). Richards, Layton & Finger has opined that because the Proposal is mandatory, it violates Delaware law. As a result, Gillette believes that it may exclude the Proposal from its proxy materials under Rule 14a-8(i)(1).

IV. Implementation of the Proposal Would Violate State Law – Rule 14a-8(i)(2)

Rule 14a-8(i)(2) provides that a shareholder proposal may be excluded from a company's proxy materials "if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Richards, Layton & Finger has opined that the Proposal would, if implemented, cause the company to violate Delaware law.

Even if the Proponent were to recast the Proposal as a recommendation or request, Gillette believes, based on the opinion of Richards, Layton & Finger, that the Board would not be able to permanently and irrevocably locate the annual meeting in Boston without violating Delaware law. Under Gillette's bylaws, consistent with Delaware law, the Board has the responsibility of determining the location of the annual meeting. Section 211(a)(1) of the Delaware General Corporation Law provides,

> "Meetings of stockholders may be held at such place, either within or without [Delaware] as may be designated by or in the manner provided in the certificate of incorporation or bylaws, or if not so designated, as determined by the board of directors."

Article 12 of Gillette's Certificate of Incorporation states, "If the bylaws so provide, meetings of directors and of stockholders may be held either within or without the state of Delaware..." Article II of Gillette's bylaws provides that "[t]he annual meeting may be held at any place within or without the State of Delaware designated by the board of directors."(emphasis added). Permanently and irrevocably locating the meeting in Boston would directly conflict with the responsibilities of the Board under Gillette's Certificate of Incorporation and bylaws and Delaware law. Further, under Delaware law the directors have a fiduciary responsibility to exercise their responsibilities in good faith and in the best interests of the shareholders. Making a permanent and irrevocable decision to fix the location of the annual meeting would be inconsistent with their exercise of their fiduciary responsibility in fulfilling their responsibility under the bylaws with respect to location.

* * * * *

Based upon the foregoing analysis and the legal opinion attached as Exhibit B, Gillette believes the Proposal may be properly omitted from its year 2003 proxy materials pursuant to Rules 14a-8(i)(7), 14a-8(i)(1) and 14a-8(i)(2).

As required by Rule 14a-8(j), six copies of this letter and all exhibits are enclosed. Also attached as Exhibit C is a copy of correspondence with the Proponent as required by Staff Legal Bulletin No. 14. (July 13, 2001). We now understand following discussions with the Proponent that the Proposal is intended for inclusion in the proxy statement under Rule 14a-8, and we are not raising procedural objections otherwise available under Rule 14a-8(a)-(e).

Also as required by Rule 14a-8(j), a copy of this submission is being provided to the Proponent at the address indicated in Gillette's records. Gillette is filing this letter, which states its reasons for excluding the Proposal, no later than 80 calendar days before Gillette files its definitive proxy materials with the Commission.

Please acknowledge receipt of this submission by stamping the enclosed receipt copy of this letter and returning it to the messenger, who has been instructed to wait.

Please call me at (617) 421-7882, Mary E. Weber of Ropes & Gray at (617) 951-7391 or Charles F. Wright of Ropes & Gray at (617) 951-7755 with any questions regarding the foregoing submission.

Very truly yours,



Willliam J. Mostyn, III
Deputy General Counsel and Secretary

cc: Marjorie L. Francis
Enclosures
~1999426.DOC

EXHIBIT A

24 OCTOBER 2002

The Gillette Company
PRUDENTIAL TOWER BUILDING
48th FLOOR, 300 BOYLSTON ST.
BOSTON, MA. 02199-8004

Received
NOV 19 2002
Secretary's Office

SHAREHOLDER PROPOSAL

I SUBMIT THIS PROPOSAL, PRAYING THAT IT WILL BE PLACED ON THE "DOCKET" FOR GILLETTE'S 2003 ANNUAL MEETING.

WHEREAS GILLETTE'S 2002 ANNUAL MEETING WAS HELD OUTSIDE ITS BIRTHPLACE - THE FIRST TIME THAT I CAN RECALL; AND

WHEREAS WE, THE OWNERS OF RECORD, WERE NOT DULY INFORMED OF THIS DEPARTURE FROM "THE NORM" PRIOR TO READING MANAGEMENT'S DECISION TO DO SO, IN THE 2002 ANNUAL REPORT, THEREBY CAUSING MUCH UNDUE STRESS AND ANGUISH, WITH LITTLE TIME FOR THE MAJORITY OF THE SHAREHOLDERS TO ARRANGE THEIR AFFAIRS, ETC. ACCORDINGLY;

BE IT THEREFORE RESOLVED THAT, HENCEFORTH, THE ANNUAL MEETINGS OF THE GILLETTE CO. BE HELD PERMANENTLY AND IRREVOCABLY IN THE CITY OF BOSTON.

EXHIBIT A

24 OCTOBER 2002
PROPOSAL

GILLETTE WAS FOUNDED IN BOSTON; HER CORPORATE HEADQUARTERS ARE IN BOSTON; THE JFK LIBRARY IS A MOST APPROPRIATE LOCATION FOR SUCH ANNUAL MEETINGS.

HERE IN BOSTON IS WHERE IT ALL STARTED; HERE IS WHERE IT BELONGS, AND HERE IS WHERE IT KEEPS GETTING GOOD!

FROM THE VANTAGE POINT OF THE "HUB", GILLETTE HAS THE WHOLE WORLD AS ITS "HINTERLAND".

"IF IT AIN'T BROKE, DON'T FIX IT!"

RES IPSA LOQUITOR!

MARJORIE L. FRANCIS

A LONG-TIME SUPPORTER AND SHAREHOLDER

MLF/mlf

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
P.O. BOX 551
WILMINGTON, DELAWARE 19899
(302) 651-7700
FAX: (302) 651-7701
WWW.RLF.COM

EXHIBIT B

January 9, 2003

The Gillette Company
Prudential Tower Building
Boston, Massachusetts 02199

Re: Stockholder Proposal Submitted By Marjorie L. Francis

Dear Sirs:

We have acted as special Delaware counsel to The Gillette Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Marjorie L. Francis (the "Proponent") which the Proponent intends to present at the Company's 2003 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinions as expressed herein, we have been furnished and have reviewed the following documents: (i) the Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on September 10, 1917, as amended by the Certificate of Amendment filed with the Secretary of State on November 21, 1921, the Certificate of Amendment filed with the Secretary of State on October 13, 1924, the Certificate of Amendment filed with the Secretary of State on November 15, 1928, the Certificate of Amendment filed with the Secretary of State on November 19, 1930, the Certificate of Amendment filed with the Secretary of State on December 23, 1931, the Certificate of Reduction of Capital filed with the Secretary of State on December 23, 1931, the Certificate of Amendment filed with the Secretary of State on April 23, 1936, the Certificate of Reduction of Capital filed with the Secretary of State on April 23, 1937, the Certificate of Amendment filed with the Secretary of State on April 23, 1937, the Certificate of Reduction of Capital filed with the Secretary of State on August 22, 1941, the Certificate of Retirement filed with the Secretary of State on November 9, 1943, the Certificate of Amendment filed with the Secretary of State on December 6, 1950, the Certificate of Amendment filed with the Secretary of State on March 26, 1952, the Certificate of Retirement filed with the Secretary of State of September 22, 1954, the Certificate of Amendment filed with the Secretary of State on September 16, 1955, the Certificate of Amendment filed with the Secretary of State on November 16, 1961, the Certificate of Ownership filed with the Secretary of

State on December 23, 1968, the Certificate of Amendment filed with the Secretary of State on March 20, 1969, the Certificate of Ownership filed with the Secretary of State on March 30, 1972, the Certificate of Ownership filed with the Secretary of State on December 23, 1974, the Certificate of Ownership filed with the Secretary of State on December 26, 1978, the Certificate of Amendment filed with the Secretary of State on April 16, 1982, the Certificate of Ownership filed with the Secretary of State on April 19, 1985, the Certificate of Designation filed with the Secretary of State on December 30, 1985, the Certificate of Amendment filed with the Secretary of State on April 17, 1986, the Certificate of Amendment filed with the Secretary of State on April 16, 1987, the Certificate of Ownership filed with the Secretary of State on November 9, 1988, the Certificate of Designation filed with the Secretary of State on July 20, 1989, the Certificate of Correction filed with the Secretary of State on July 28, 1989, the Certificate of Designations filed with the Secretary of State on January 17, 1990, the Certificate of Amendment filed with the Secretary of State on April 18, 1991, the Certificate of Retirement filed with the Secretary of State on July 24, 1991, the Certificate of Ownership filed with the Secretary of State on July 5, 1994, the Certificate of Amendment filed with the Secretary of State on April 20, 1995, the Amendment to Certificate of Designations filed with the Secretary of State on December 9, 1996, the Certificate of Ownership filed with the Secretary of State on June 23, 1997, the Certificate of Amendment filed with the Secretary of State on April 16, 1998, the three Certificates of Ownership filed with the Secretary of State on December 22, 1998, the Certificate of Ownership filed with the Secretary of State on February 24, 1999, the two Certificates of Ownership filed with the Secretary of State on April 22, 1999, the Certificate of Merger filed with the Secretary of State on March 21, 2000 and the Certificate of Retirement filed with the Secretary of State on November 28, 2000 (collectively, as so amended, the "Certificate"); (ii) the Bylaws of the Company as amended on March 14, 2002 (the "Bylaws"); and (iii) the Proposal and its supporting statement.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering our opinions, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinions as expressed herein. In addition, we have conducted no independent factual investigation of our own, but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

SHAREHOLDER PROPOSAL

I SUBMIT THIS PROPOSAL, PRAYING THAT IT WILL BE PLACED ON THE 'DOCKET' FOR GILLETTE'S 2003 ANNUAL MEETING.

WHEREAS GILLETTE'S 2002 ANNUAL MEETING WAS HELD OUTSIDE ITS BIRTHPLACE - THE FIRST TIME THAT I CAN RECALL; AND

WHEREAS WE, THE OWNERS OF RECORD, WERE NOT DULY INFORMED OF THIS DEPARTURE FROM "THE NORM" PRIOR TO READING MANAGEMENT'S DECISION TO DO SO, IN THE 2002 ANNUAL REPORT, THEREBY CAUSING MUCH UNDUE STRESS AND ANGUISH, WITH LITTLE TIME FOR THE MAJORITY OF THE SHAREHOLDERS TO ARRANGE THEIR AFFAIRS, ETC. ACCORDINGLY;

BE IT THEREFORE RESOLVED THAT, HENCEFORTH, THE ANNUAL MEETINGS OF THE GILLETTE CO. BE HELD PERMANENTLY AND IRREVOCABLY IN THE CITY OF BOSTON.

GILLETTE WAS FOUNDED IN BOSTON; HER CORPORATE HEADQUARTERS ARE IN BOSTON; THE JFK LIBRARY IS A MOST APPROPRIATE LOCATION FOR SUCH ANNUAL MEETINGS.

HERE IN BOSTON IS WHERE IS ALL STARTED, HERE IS WHERE IT BELONGS, AND HERE IS WHERE IT KEEPS GETTING GOOD!

FROM THE VANTAGE POINT OF THE "HUB", GILLETTE HAS THE WHOLE WORLD AS ITS "HINTERLAND".

"IF IT AIN'T BROKE, DON'T FIX IT!"

RES IPSA LOQUITOR!

MARJORIE L. FRANCIS

A LONG-TIME SUPPORTER AND SHAREHOLDER

The Proposal would purport to require the Board of Directors of the Company (the "Board of Directors" or "Board") to hold the Company's annual meetings of stockholders in Boston, Massachusetts. As set forth in more detail below, because the Proposal is mandatory and contravenes Sections 141(a) and 211(a) of the General Corporation Law and the Company's governing documents, the Proposal is not, in our opinion, a proper subject for action by the stockholders of the Company under the General Corporation Law. Additionally, even if re-cast as a precatory proposal, in our opinion, the Proposal, if construed as a request for the Board to take permanent and irrevocable action and if implemented by the Company, would violate the General Corporation Law because the Proposal, if adopted, would permanently and irrevocably bind the current Board and future Boards of Directors to hold the Company's annual meeting of stockholders in Boston, Massachusetts in violation of Section 141(a) of the General Corporation Law and the Board's fiduciary duties.

Discussion

I. The Proposal Is Not A Proper Subject For Action By The Company's Stockholders.

Section 141(a) of the General Corporation Law, 8 Del. C. § 141(a) ("Section 141(a)"), provides in pertinent part as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

Article XIV of the Bylaws provides that "[t]he business and affairs of the corporation shall be managed by or under the direction of the board of directors, except as may otherwise be provided by law, by the certificate of incorporation or by these bylaws." Any variation from the mandate of Section 141(a) can only be as "otherwise provided in this chapter or in [the corporation's] certificate of incorporation." See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966).

The distinction set forth in the General Corporation Law between the role of stockholders and the role of the board of directors is well established. As the Delaware Supreme Court consistently has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del.C. § 141(a)); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted). This principle has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

> [T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business

> decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.

Maldonado, 413 A.2d at 1255; 8 Del. C. § 141(a). See also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1985); Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958); Paramount Communications Inc. v. Time Inc., C.A. Nos. 10866, 10935, 19835, slip op. at 77-78 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989).

The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted). As a result, directors may not delegate to others their decision-making authority on matters as to which they are required to exercise their business judgment. See Rosenblatt v. Getty Oil Co., C.A. No. 5278, slip op. at 41 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969). Nor can the board of directors delegate or abdicate this responsibility in favor of the stockholders themselves. Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985). The courts have held that "[t]he corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares." Paramount Communications, Inc., slip op. at 77-78.

Implicit in the management of the business and affairs of a Delaware corporation is the principle that, absent a specific designation in the corporation's certificate of incorporation or bylaws, the board of directors determines the location of the corporation's annual meeting of stockholders. Section 211(a)(1) of the General Corporation Law provides as follows:

> Meetings of stockholders may be held at such place, either within or without this State, as may be designated by or in the manner provided in the certificate of incorporation or bylaws or, if not so designated, as determined by the board of directors. If, pursuant to this paragraph (a)(1) or the certificate of incorporation or the bylaws of the corporation, the board of directors is authorized to determine the

> place of a meeting of stockholders, the board of directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as authorized by paragraph (a)(2) of this Section 211.

Article 12 of the Company's Certificate provides that "[i]f the bylaws so provide meetings of ... stockholders may be held either within or without the state of Delaware..." Likewise, Article II of the Bylaws provides:

> The annual meeting of stockholders shall be held each year on a date and a time designated by the board of directors. .... The annual meeting may be held at any place within or without the State of Delaware designated by the board of directors.

See also Liese v. Jupiter Corp., 241 A.2d 492, 497-499 (Del. Ch. 1968) (where a faction of stockholders left the duly called annual meeting and convened their own meeting, the Court of Chancery refused to recognize the validity of the breakaway meeting); Walentas v. Builders Tansport, Inc., C. A. No. 11567, slip op. at 4 (Del Ch. June 26, 1990) (recognizing the board's power to fix an annual meeting date pursuant to its by-laws as long as such meeting date was set in compliance with the General Corporation Law); Dolgoff v. Projectavision, Inc., C.A. No. 14805, slip op. at 20-21 (Del Ch. Feb. 29, 1996) (declining to enjoin the holding of a stockholder meeting where the board of directors had the power to set the date of the meeting pursuant to the corporation's by-laws and the meeting was not timed for inappropriate or inequitable purposes).

Under the General Corporation Law, absent any provision of the Certificate or the Bylaws to the contrary, the Board has the sole discretion to determine the appropriate location of the Company's annual meeting of stockholders in the exercise of its powers and duties to manage the business and affairs of the Company. Moreover, the Certificate permits the Company's annual meeting of stockholders to be held at various locations and the Bylaws specifically vest the Board with the authority to designate the location of the Company's annual meeting of stockholders. The Proposal would contravene the Certificate and Bylaws and preclude the Board from exercising its informed business judgment by requiring the Company to hold every annual meeting of stockholders in Boston, Massachusetts. By mandating that the Board implement the Proposal, the Proposal would require an abdication by the Board of its duties and responsibilities under the General Corporation Law to make such determinations on behalf of the Company. Since the Proposal would thus limit the directors in the exercise of their managerial authority in a manner inconsistent with the General Corporation Law, the Certificate and the Bylaws, the Proposal is not, in our opinion, a proper subject for action by the stockholders of the Company.

II. If Implemented, The Proposal Would Violate Delaware Law.

Although the Proposal currently mandates action by the Board of Directors, the Proposal would likewise be improper if it were recast as a precatory stockholder proposal and construed to be a request for the Board to take permanent and irrevocable action. The Proposal, if implemented by the Company, would bind not only the present Board of Directors, but all future

Boards of Directors to hold the Company's annual meeting of stockholders in Boston, Massachusetts. In our opinion, such irrevocable action would be inconsistent with the Board's duty of oversight and prevent it from discharging its fundamental management duties.

An essential aspect of the managerial responsibility of the board of directors is the oversight and supervision of the corporation's affairs. See Graham v. Allis-Chalmers Mfg. Co., 188 A.2d 125, 130 (Del. 1963) ("[D]irectors of a corporation in managing the corporate affairs are bound to use that amount of care which ordinarily careful and prudent men would use in similar circumstances. Their duties are those of control ...."); In re Caremark Int'l Inc. Derivative Liti., 698 A.2d 959, 970 (Del. Ch. 1996) ("[A] director's obligation includes a duty to attempt in good faith to assure that a corporate information and reporting system, which the board concludes is adequate, exists ...."); Mark J. Lowenstein, "The Corporate Director's Duty of Oversight", 27 Colo. Law. 33, 35 (1998) ("[D]irectors must act to assure that corporate policies are being faithfully discharged ...."); Dennis J. Block & Jonathan M. Hoff, "The Oversight Function of Corporate Directors: The Duty of Caremark", Andrews Delaware Corporate Litigation Reporter (Apr. 7, 1997) ("Corporate law generally provides that the board of directors is responsible for managing the corporation, a function that is viewed as one of oversight.").

Directors cannot authorize the implementation of a corporate policy which precludes the board from fulfilling the directors' due care and oversight responsibilities. See Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) ("A court 'cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters.'"); In re Bally's Grand Derivative Litig., C.A. No. 14644, slip op. at 9 (Del. Ch. June 4, 1997) (same); Ace Ltd. v. Capital Re Corp., 747 A.2d 95, 106 (Del. Ch. 1999) (finding "no talk" provision of merger agreement likely invalid if it required board to refrain from discussing other offers unless it first received an opinion from counsel stating such discussions are required to fulfill the directors' fiduciary duties); Jackson v. Turnbull, C.A. No. 13042, slip op. at 10 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (TABLE); Rosenblatt v. Getty Oil Co., C.A. No. 5278, slip op. at 41 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949). Because the Proposal would irrevocably remove the ability of the Board to determine the location of the Company's annual meeting of stockholders, the Board would impermissibly eliminate its ability (and the ability of any future Board of Directors) to determine the location of the annual meeting of stockholders.

The Delaware Supreme Court's decision in Quickturn supports the conclusion that the implementation of the Proposal would contravene Section 141(a) and therefore not be valid under the General Corporation Law. At issue in Quickturn was the validity of a "Delayed Redemption Provision" of a shareholder rights plan, which was adopted by the board of directors of Quickturn Design Systems, Inc. in response to an unsolicited acquisition proposal by Mentor Graphics Corporation. Under certain circumstances, the Delayed Redemption Provision would prevent a newly-elected Quickturn board of directors from redeeming, for a period of six months, the rights issued under Quickturn's rights plan. The Delaware Supreme Court held that the Delayed Redemption Provision was invalid as a matter of law because it would impermissibly deprive a newly elected board of its full statutory authority under Section 141(a) to manage the business and affairs of the corporation. Quickturn, 721 A.2d at 1291-92. See also id. at 1292 ("The Delayed Redemption Provision 'tends to limit in a substantial way the freedom of [newly-elected] directors' decisions on matters of management policy.' Therefore, 'it violates the duty of each [newly-elected] director to exercise his own best judgment on matters coming before the board.'") (footnotes omitted); Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1191 (Del. Ch. 1998) (complaint stated claim that "dead hand" provision of rights plan impermissibly interfered with board's authority under Section 141(a) to manage business and affairs of corporation because provision arguably "would interfere with the board's power to protect fully the corporation's (and its shareholders') interests in a transaction that is one of the most fundamental and important in the life of a business enterprise") (footnote omitted).

The Proposal is more restrictive than the Delayed Redemption Provision invalidated in Quickturn. While the Quickturn provision imposed only a temporary restriction on the board's ability to redeem a rights plan, the Proposal would forever prevent the Board from exercising its discretion to set the location of the Company's annual meeting of stockholders, regardless of the facts and circumstances then existing. Because the Proposal indisputably would limit the Board of Directors' authority with respect to setting the location of the Company's annual meeting of stockholders, the Proposal impermissibly would interfere with the Board of Directors' full statutory authority to manage the business and affairs of the Company. Quickturn, 721 A.2d at 1291-92. Accordingly, the Proposal, if implemented by the current Board, would violate the General Corporation Law.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated hereinbelow, it is our opinion that the Proposal is not a proper subject for action by the stockholders of the Company and the Proposal, if implemented by the current Board, would violate the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC and the Proponent in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

KGA/MDA/ljh

EXHIBIT C


The
Gillette
Company

World-Class Brands, Products, People

William J. Mostyn, III
Deputy General Counsel
and Secretary

Prudential Tower Building
Boston, MA 02199-8004
Tel 617.421.7882
Fax 617.421.7350
william_mostyn@gillette.com

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

October 30, 2002

Ms. Marjorie L. Francis
P.O. Box 381857
Cambridge, MA 02238

RE: The Gillette Company - Shareholder Proposal

Dear Ms. Francis:

Thank you for your recent stockholder proposal which was received by The Gillette Company (the "Company") on October 29, 2002.

The Company's bylaws specify the time frame in which a stockholder proposal may be submitted for inclusion in the annual stockholders' meeting. The earliest date on which proposals may be received is 120 days before the anniversary date of the previous year's annual meeting or January 16, 2003 for the Company's 2003 Annual Stockholders' Meeting.

In addition, the proposal must be addressed to the Secretary of the Company.

If you would like your proposal to be considered for inclusion at the Company's 2003 Annual Stockholders' Meeting, please re-submit it to my attention any time between January 16, 2003 and February 15, 2003.

If you have any questions, please feel free to contact me.

With best regards,

William J. Mostyn III

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 14, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Gillette Company
Incoming letter dated January 9, 2002

The proposal relates to the location of Gillette's annual meetings.

There appears to be some basis for your view that Gillette may exclude the proposal under rule 14a-8(i)(7), as relating to the company's ordinary business operations (i.e., the location of Gillette's annual meetings). Accordingly, we will not recommend enforcement action to the Commission if Gillette omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Gillette relies.

Sincerely,



Gail A. Pierce
Attorney-Advisor